Strong first quarter results signal rebound for real estate

Ongoing improvement in property operations combined with stabilizing rates has driven strong positive performance that we expect to continue.

Apr 2, 2024



Flagship Fund
2.46%
First quarter 2024 return
$11.15
$11.10
$11.05
$11.00
$10.95
$10.90
Jan 9
$0.02
Jan 31
$0.02
Feb 29
$0.05
Mar 15
$0.05
Mar 28
$0.13
Jan 1
Feb 1
Mar 1
Apr 1

In our recent year-end letter to investors, we noted our belief that real estate prices had bottomed and that going into 2024 an improving interest rate environment along with strong operations would have a positive impact on returns.

So far, our expectations have largely proven correct. Through the first three months of the year operating incomes have increased across much of the portfolio, benefiting from higher occupancy, as well as reductions in expenses such as taxes and insurance.

Strong Q1 performance

This growth in net income has directly translated to increased property values, with the Flagship Fund generating a positive return of approximately 2.46%[1] through the first quarter despite the fact that interest rates have yet to actually begin coming down. Meanwhile the Income Fund has continued to benefit from the higher rate environment maintaining an annualized distribution rate of 7.91%.

To be fair, the magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year.

As highlighted previously, we also expect the Flagship Fund will increasingly see the benefits from having much of its portfolio transition from being under development into stabilized operations. Assets which generated little to no income during construction have now delivered and are continuing to lease-up, which should lead to increasing cash flows and the potential for greater value appreciation.

Buying the bottom

Meanwhile, a silver lining of the higher interest rates of the past 18+ months is that there's also been very little new construction taking place. According to NAHB, new multifamily starts fell by approximately 14% in 2023, and are expected to decline a further 20% in 2024. This means that over the next several years we can likely expect a period when there isn't enough new supply delivered to meet demand, which typically translates to stronger rent growth and higher returns for existing asset owners, aka our Fundrise Funds.

Although the vast majority of the institutional real estate industry entered a recession last year, the rebound in our returns is due to the continued strength of the underlying portfolio: buying the right asset type (residential instead of office), in the right location (sunbelt instead of large coastal cities), and applying modest leverage.

As a result of the sustained strong operating performance of the properties, we've been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade (Although we have been quiet as we went on offense, we'll have more to share on this in an upcoming investor letter).

Looking ahead

As always, the activities of today translate into the returns of tomorrow. We expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Of course, knowing that buying the bottom is smart and actually doing it are two very different things. Most investors understand that they should be aiming to buy low and sell high, however study after study shows that, in fact, the opposite tends to occur with investors frequently selling positions after periods of low returns (or losses) and investing more into the assets that have most recently delivered the best performance.

As self-proclaimed "tortoises" (not "hares") we hold strongly to the belief that in the long-run patience wins out, and that those investors who share that belief with us will end up seeing the best performance in the end.

Onward.

Appendix

Exhibit A: 2024 YTD returns of client accounts by individual Fundrise sponsored fund[2]

Fund name / Objective	Average principal[3]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,140,566,664	Jan 2021	2.45%
Income Real Estate Fund	$574,188,701	Apr 2022	1.85%
Innovation Fund	$122,218,895	Jul 2022	0.69%
Growth			
Growth eREIT	$210,522,102	Feb 2016	1.86%
Growth eREIT II	$131,761,222	Sep 2018	0.32%
Development eREIT	$108,766,242	Jun 2019	-0.27%
Fundrise eFund	$80,866,812	Jun 2017	0.11%
Growth eREIT III	$48,589,969	Feb 2019	3.04%
Growth eREIT VII	$69,695,954	Jan 2021	2.20%
Balanced			
East Coast eREIT	$115,257,357	Oct 2016	-1.33%
Heartland eREIT	$74,777,373	Oct 2016	1.55%
West Coast eREIT	$74,041,489	Oct 2016	2.15%
Balanced eREIT II	$39,369,004	Jan 2021	4.49%

Exhibit B: 2024 YTD net returns of all client accounts of Fundrise Advisors by investment plan objective[4]

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	1.04%	0.47%	0.22%	0.60%	0.48%
Appreciation	0.80%	1.49%	1.46%	1.22%	1.35%
Net Total Return	**1.83%**	**1.95%**	**1.68%**	**1.82%**	**1.83%**

Exhibit C: Trailing 1-year and since inception net returns of registered funds through Dec 31, 2023

	1 year	Since inception
Flagship Real Estate Fund	-11.79%	11.85%
Income Real Estate Fund	7.93%	13.00%

1. This return figure is the cumulative net return for the period beginning January 1, 2024 and ending March 31, 2024, including both distributions earned and change in share value, and assuming no reinvestment of distributions.

2. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3. "Average principal" is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

4. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The "Other" category includes custom (i.e. client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. "NAV distributions" (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.